

December 30, 2025

Samantha Huang
Chief Executive Officer
Zeta Network Group
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: Zeta Network Group**
> **Registration Statement on Form F-3**
> **Filed December 22, 2025**
> **File No. 333-292327**

Dear Samantha Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yilin Xu